Exhibit 99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) for Imperial Metals Corporation (“Imperial”, the “Company”, “we”, “us” or “our”) should be read in conjunction with the unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2022 (the “Interim Financial Statements”), as well as the audited consolidated financial statements and management’s discussion & analysis for the year ended December 31, 2021. The Interim Financial Statements and comparative information have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The reporting currency of the Company is the Canadian (“CDN”) Dollar.

This MD&A contains statements that may be considered forward-looking information, and therefore investors are directed to review the Forward-Looking Statements & Risks Notice within this MD&A.

Imperial is a Vancouver based mining company active in the acquisition, exploration, development, mining and production of base and precious metals. The Company owns the Mount Polley and Huckleberry copper mines, and holds a 30% interest in the Red Chris copper/gold mine. Imperial also maintains a large portfolio of greenfield exploration properties. Management continues to evaluate various opportunities to advance many of these properties.

Imperial’s principal business registered and records office address is Suite 200, 580 Hornby Street, Vancouver, British Columbia V6C 3B6 Canada. The Company was incorporated under the British Columbia Company Act.

The Company is listed on The Toronto Stock Exchange, and its shares trade as symbol III. At May 6, 2022, the Company had 141,395,941 common shares outstanding, and on a diluted basis 141,395,941 common shares outstanding.

Additional Company disclosure can be obtained from imperialmetals.com or sedar.com.

SIGNIFICANT EVENTS AND LIQUIDITY

The Company’s Interim Financial Statements have been prepared on a going concern basis which assumes the Company will continue operating in the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course as they come due.

On March 11, 2020, the World Health Organization declared the rapidly spreading coronavirus 2019-nCoV (“COVID-19”) outbreak as a global pandemic. The Company has been closely monitoring developments of the COVID-19 outbreak and has implemented preventive measures to ensure the safety of our workforce and local communities. Throughout the COVID-19 pandemic, mining operations at Red Chris, the Company’s various exploration activities, and the care and maintenance of Mount Polley and Huckleberry have been conducted under strict guidance and directives of federal, provincial and regional health authorities. To date, there have been no significant disruptions to production, to the shipment of concentrate or to the supply chain. Changes have been implemented to our business and how we operate in order to minimize the risks to our employees, communities and other stakeholders.

The Company has actively responded to the COVID-19 pandemic at operations controlled by the Company through a variety of means such as:

•	restricting travel;
•	shifting employees to remote work arrangements wherever possible, including at the corporate office;
•	implementing and promoting preventative measures in place at all operations, including social distancing and frequent handwashing;
•	adhering to the most up to date guidance from governments and public health authorities in each jurisdiction in which we operate;
•	implementing enhanced cleaning and disinfecting protocols; and
•	restricting employees with any potential symptoms of COVID-19 from attending Company facilities.

The Company holds a 30% interest in the Red Chris mine through our wholly owned subsidiary. Newcrest Mining Limited (“Newcrest”) holds a 70% interest through its wholly owned subsidiary and is the project operator. The Company understands Newcrest has implemented the below precautionary measures at Red Chris. These measures continue to be refined in accordance with the Provincial Health Officer orders for work camps which in turn continue to be refined as BC moves through its stages of the restart plan.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2022 | # 1

The order requirements have been broadened to all communicable diseases rather than just COVID-19. These include:

•	the requirement for a communicable disease prevention plan, which replaces the requirement for a COVID-19 infection prevention and control protocol;
•	the appointment of a communicable disease prevention and control co-ordinator (new term of the current infection prevention and control coordinator) who is responsible for oversight of the communicable disease prevention plan and liaison with the health authority;
•	maintaining high standards of camp hygiene;
•	ensuring workers have an opportunity to consult a health professional and arrange for symptomatic worker testing when recommended by the Medical Health Officer (“MHO”) or medical professional;
•	establishing a plan for ready access to, the medical, nursing and allied professional support necessary to support the management by public health of cases, clusters and outbreaks of communicable diseases among workers;
•	developing procedures for the isolation of a worker exposed to, or with a confirmed or suspected case of communicable disease, and ensuring that a worker in isolation has the supplies, support and services the worker needs;
•	reporting of cases, clusters or outbreaks of communicable diseases and related information to the MHO and working with the MHO to deal with the situation; and
•	facilitating access to a vaccination program.

Red Chris has implemented the above requirements since early 2020 with the following precautions by:

•	conducting rapid antigen and PCR screening and health checks for all employees, contractors, and visitors entering site and whilst on site;
•	minimizing visitor numbers with no ‘ad-hoc’ entry;
•	providing the opportunity for all employees, contractors and visitors to be vaccinated with an approved vaccine through the work camp vaccination program;
•	providing paid pandemic leave for applicable cases;
•	maintaining hygienic practices: mask wearing, social distancing and hand washing to minimize spread of infection;
•	employing additional trained medical personnel on-site and providing enhanced medical service on site and supporting local Tahltan communities;
•	providing regular written and verbal communication updates to employees on all sites, particularly on personal hygiene practices and what to do if they present symptoms;
•	providing medical supplies and provisions to local Tahltan communities;
•	working with Tahltan Central Government Emergency Management Committee (“EMC”) to facilitate testing COVID-19 management within the three neighbouring Tahltan communities;
•	supporting the weekly EMC meeting which brings together representatives from the neighbouring Tahltan communities and other Northern British Columbia mining and exploration companies to share COVID-19 management experiences;
•	preparing business continuity plans and contingencies in the event of a significant number of operational employees and contractors being exposed or contracting the virus to minimize disruptions to operations; and
•	establishing and maintaining an emergency management team of key management at site level.

The Company also understands that the Tahltan Central Government and Tahltan Bands are supportive of Newcrest’s implementation of this package of measures which proactively protects and supports communities and enables Tahltan members to support their families and communities, while helping Red Chris to continue to operate during the COVID-19 pandemic.

As Newcrest is the operator of the Red Chris mine, the preventative measures implemented with respect to the project lie outside the direct control of the Company. Any violations to acts and regulations may have an adverse impact on the Company.

Despite the uncertainties and changes relating to the COVID-19 pandemic, and current market conditions, we remain confident in the long-term outlook for our major commodities. However, the extent to which the COVID-19 pandemic impacts the Company’s business, including exploration, development and production activities and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the COVID-19 outbreak.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2022 | # 2

The resumption of normal operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on our business activities. Even after the COVID-19 pandemic has subsided, we may continue to experience material adverse impacts to our business as a result of its global economic impact, including any related recession.

On January 19, 2022, the Company reached an agreement with the Province of British Columbia for the surrender of Giant Copper mineral claims located 37km east of Hope, BC, Canada and received a cash consideration of $24.0 million that covers all prior investments in the Giant Copper claim area.

On February 28, 2022, the Company increased its existing credit facility from $75.0 million to $100.0 million. This additional increase of $25.0 million in the facility was guaranteed by a related party.

On March 31, 2022, the Company increased its existing credit facility from $100.0 million to $125.0 million. This additional increase of $25.0 million in the facility was guaranteed by a related party.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The Company’s significant accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2021.

New Standards, Interpretations and Amendments

The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2021. The Company has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

QUARTER HIGHLIGHTS

FINANCIAL

Total revenue was $33.1 million in the March 2022 quarter compared to $33.1 million in the 2021 comparative quarter.

In the March 2022 quarter, the Red Chris mine (100% basis) had 3.0 concentrate shipments (2021-3.7 concentrate shipments). Variations in revenue are impacted by the timing and quantity of concentrate shipments, metal prices and exchange rates, and period end revaluations of revenue attributed to concentrate shipments where copper and gold prices will settle at a future date.

The London Metals Exchange cash settlement copper price per pound averaged US$4.53 in the March 2022 quarter compared to US$3.85 in the 2021 comparative quarter. LBMA cash settlement gold price per troy ounce averaged US$1,874 in the March 2022 quarter compared to US$1,798 in the 2021 comparative quarter. The average US/CDN Dollar exchange rate was 1.266 in the March 2022 quarter, 0.0% lower than the exchange rate of 1.267 in the March 2021 quarter. In CDN Dollar terms the average copper price in the March 2022 quarter was CDN$5.73 per pound compared to CDN$4.88 per pound in the 2021 comparative quarter, and the average gold price in the March 2022 quarter was CDN$2,373 per ounce compared to CDN$2,277 per ounce in the 2021 comparative quarter.

A positive revenue revaluation in the March 2022 quarter was $1.2 million as compared to a $2.4 million of positive revenue revaluation in the 2021 comparative quarter. Revenue revaluations are the result of the metal price on the settlement date and/or the current period balance sheet date being higher or lower than when the revenue was initially recorded or the metal price at the last balance sheet date and finalization of contained metal as a result of final assays.

Net loss for the March 2022 quarter was $6.9 million ($0.05 per share) compared to net loss of $2.5 million ($0.02 per share) in the 2021 comparative quarter. The increase in net loss of $4.4 million was primarily due to the following factors:

•	Mine operations went from a loss of $1.9 million in March 2021 to an income of $2.0 million in March 2022, decreasing net loss by $3.9million.

•	Mount Polley restart costs went from $nil in March 2021 to $22.4 million in March 2022, increasing net loss by $22.4 million.

•	Gain on disposal of mineral properties went from $nil in March 2021 to $16.2 million in March 2022, decreasing net loss by $16.2 million.

•	Tax recovery went from $6.8 million in March 2021 to $1.5 million in March 2022, increasing net loss by $5.3 million.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2022 | # 3

Capital expenditures including leases were $31.7 million in the March 2022 quarter, an increase from $16.8 million in the 2021 comparative quarter. The March 2022 quarter expenditures included $8.6 million in exploration, $5.0 million for tailings dam construction and $18.1 million on stripping costs and other capital.

At March 31, 2022, the Company had not hedged any copper, gold or US/CDN Dollar exchange. Quarterly revenues will fluctuate depending on copper and gold prices, the US/CDN Dollar exchange rate, and the timing of concentrate sales, which is dependent on concentrate production and the availability and scheduling of transportation.

OPERATIONS

The current impact of the COVID-19 pandemic on our business is described under Significant Events and Liquidity. The Company’s plans for 2022 and beyond could be adversely impacted by the effects of the COVID-19 pandemic. The continuing impact of COVID-19 to travel and other operating restrictions established to curb the spread of COVID-19, could materially and adversely impact the Company’s current plans by causing a temporary closure of the Red Chris mine, suspending planned exploration work, causing an economic slowdown resulting in a decrease in the demand for copper and gold, negatively impacting copper and gold prices, impacting the Company’s ability to transport or market the Company’s concentrate or causing disruptions in the Company’s supply chains.

Red Chris Mine

Metal production for the 2022 first quarter was 13.3 million pounds copper and 12,088 ounces gold, as compared to 15.9 million pounds copper and 15,850 ounces gold produced in the 2021 first quarter. Imperial’s 30% portion of the production was 4.0 million pounds copper and 3,626 ounces gold.

	Three Months Ended March 31*
	2022	2021
Ore milled - tonnes	2,025,457	2,162,759
Ore milled per calendar day - tonnes	22,505	24,031
Grade % - copper	0.411	0.433
Grade g/t - gold	0.357	0.419
Recovery % - copper	72.5	77.0
Recovery % - gold	51.9	54.3
Copper – 000’s pounds	13,310	15,885
Gold – ounces	12,088	15,850

* 100% Red Chris mine production

Metal production was lower by 9.6% for copper and 11.2% for gold compared to the fourth quarter of 2021 primarily due to lower recoveries (72.5% versus 81.1% for copper and 51.9% compared to 59.7% for gold) and mill throughput due to unscheduled downtime of the SAG mill and winter conditions affecting the tailings line.

Exploration drilling at Red Chris is ongoing with up to eight drills in operation during the first quarter with five drills focusing on expanding the East Ridge zone and three gathering geotechnical information for infrastructure related to the development of a block cave. The exploration decline had advanced 1,225 metres as of April 20, 2022 and surface infrastructure development related to the decline is expected to be substantially completed in June 2022. Work on the Block Cave Feasibility Study ongoing is targeted to be completed by June 2023.

Imperial’s 30% share of exploration, development, and capital expenditures were $29.1 million in the March 2022 quarter compared to $16.4 million in the 2021 comparative quarter.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2022 | # 4

Mount Polley Mine

The Company began the work required to reopen the mine in the fourth quarter of 2021. Management is targeting to start the milling operations in the second quarter of 2022.

The plant refurbishing activities by mechanical and electrical contractors was ongoing during the quarter. The crusher is operational and is providing stemming, road crush and TSF filter material. Crews are active in the grinding bay, flotation and dewatering areas getting the plant ready for operation. Mining operations began in November 2021 and by March 31, 2022, approximately 4.5 million tonnes had been mined in preparation for the restart of operations.

For the March 2022 quarter, Mount Polley incurred restart costs comprised of $21.7 million in operating costs and $0.7 million in depreciation expense.

Exploration, development, and capital expenditures in the March 2022 quarter were $2.3 million compared to $0.3 million in the 2021 comparative quarter.

Huckleberry Mine

Huckleberry operations ceased in August 2016 and the mine remains on care and maintenance status. The Company anticipates working towards the restart of Huckleberry following the start of operations at Mount Polley.

Site personnel continue to focus on maintaining site access, water management (treatment and release of mine contact water into Tahtsa Reach), snow removal, maintenance of site infrastructure and equipment, mine permit compliance, environmental compliance monitoring and monitoring tailings management facilities.

Geotechnical programs conducted in 2021 have indicated that some work is required to upgrade the existing facility and provided information required to update the tailings facility design for future operations.

For the March 2022 quarter, Huckleberry incurred idle mine costs comprised of $1.3 million in operating costs and $0.2 million in depreciation expense.

EARNINGS AND CASH FLOW

Select Quarter Financial Information	Three Months Ended March 31
expressed in thousands of dollars, except share and per share amounts	2022	2021
Operations:
Total revenues	$33,126	$33,050
Net loss	$(6,925)	$(2,542)
Net loss per share	$(0.05)	$(0.02)
Diluted loss per share	$(0.05)	$(0.02)
Adjusted net loss (1)	$(18,754)	$(2,565)
Adjusted net loss per share (1)	$(0.13)	$(0.02)
Adjusted EBITDA(1)	$(13,380)	$2,631
Cash earnings (1)(2)	$(13,331)	$2,526
Cash earnings per share (1)(2)	$(0.09)	$0.02
Working capital (deficiency) deficiency	$(44,107)	$5,653
Total assets	$1,190,293	$1,075,017
Total debt (including current portion)	$61,298	$20,387

(1) Refer to table under heading Non-IFRS Financial Measures for further details.

(2) Cash earnings is defined as the cash flow from operations before the net change in non-cash working capital balances, income and mining taxes, and interest paid. Cash earnings per share is defined as cash earnings divided by the weighted average number of common shares outstanding during the year.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2022 | # 5

NON-IFRS FINANCIAL MEASURES

The Company reports four non-IFRS financial measures: adjusted net income (loss), adjusted EBITDA, cash earnings and cash cost per pound of copper produced which are described in detail below. The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

Adjusted net income (loss), adjusted EBITDA, cash earnings and cash cost per pound of copper are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Reconciliations are provided below.

Adjusted Net Loss and Adjusted Net Loss Per Share

Adjusted net loss is derived from operating net loss by removing the gains or loss, resulting from acquisition and disposal of property, mark to market revaluation of derivative instruments not related to the current period, net of tax, unrealized foreign exchange gains or losses on non-current debt, net of tax and other non-recurring items. Adjusted net loss in the March 2022 quarter was $18.8 million ($0.13 per share) compared to an adjusted net loss of $2.6 million ($0.02 per share) in the 2020 comparative quarter. We believe that the presentation of Adjusted Net Loss helps investors better understand the results of our normal operating activities and the ongoing cash generating potential of our business as further detailed below.

Calculation of Adjusted Net Loss	Three Months Ended March 31
expressed in thousands of dollars, except share and per share amounts	2022	2021
Net loss	$(6,925)	$(2,542)
Gain on disposal of mineral properties, net of tax	(11,849)	-
Foreign exchange (gain) loss on debt, net of tax (1)	20	(23)
Total Adjusted Net Loss	$(18,754)	$(2,565)
Basic weighted average number of common shares outstanding	141,393,649	128,526,424
Total Adjusted Net Loss Per Share	$(0.13)	$(0.02)

(1)	Non-current debt is recorded on the Company’s Statement of Financial Position at the foreign exchange rate in effect on that date, with changes in foreign exchange rates, net of taxes, flowing through net income (loss). The amounts of non-current debt ultimately payable may be materially different than reflected in the financial statements due to foreign currency movements.

Adjusted EBITDA

Adjusted EBITDA in the March 2022 quarter was a loss of $13.4 million compared to an income of $2.6 million in the 2021 comparative quarter. We define Adjusted EBITDA as net income (loss) before interest expense, taxes, depletion, and depreciation, and as adjusted for certain other items described in the following reconciliation table.

We believe that the presentation of Adjusted EBITDA is appropriate to provide additional information to investors about certain non-cash items and is useful to investors as an important indicator of our operations and the performance of our core business.

Adjusted EBITDA is not a measurement of operating performance or liquidity under IFRS and should not be considered as a substitute for earnings from operations, net income or cash generated by operating activities computed in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool and therefore Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2022 | # 6

A reconciliation of net loss to Adjusted EBITDA is as follows:

	Three Months Ended March 31
expressed in thousands of dollars	2022	2021
Net loss	$(6,925)	$(2,542)
Adjustments:
Income and mining tax recovery	(1,549)	(6,826)
Interest expense	834	260
Depletion and depreciation	9,479	10,869
Accretion of future site reclamation provisions	814	716
Share based compensation	52	102
Foreign exchange loss	149	50
Revaluation of marketable securities	(2)	2
Gain on disposal of mineral properties	(16,232)	-
Total Adjusted EBITDA	$(13,380)	$2,631

Cash Earnings and Cash Earnings Per Share

Cash earnings in the March 2022 quarter was negative $13.3 million compared to positive $2.5 million in the 2021 comparative quarter. Cash earnings per share was ($0.09) in the March 2022 quarter compared to $0.02 in the 2021 comparative quarter.

Cash earnings and cash earnings per share are measures used by the Company to evaluate its performance however they are not terms recognized under IFRS. We believe that the presentation of cash earnings and cash earnings per share is appropriate to provide additional information to investors about how well the Company can earn cash to pay its debts and manage its operating expenses and investment. Cash earnings is defined as cash flow from operations before the net change in non-cash working capital balances, income and mining taxes paid, and interest paid. Cash earnings per share is the same measure divided by the weighted average number of common shares outstanding during the year.

	Three Months Ended March 31
expressed in thousands of dollars, except per share and per share amounts	2022	2021
Net loss	$(6,925)	$(2,542)
Items not affecting cash earnings:
Deferred mining and income tax recovery	(1,446)	(6,962)
Depletion and depreciation	9,479	10,869
Share based compensation	52	102
Accretion of future site reclamation provisions	814	716
Unrealized foreign exchange loss	95	81
Interest expense	834	260
Gain on disposal of mineral properties	(16,232)	-
Revaluation of marketable securities	(2)	2
Total Cash Earnings	$(13,331)	$2,526
Basic weighted average number of common shares outstanding	141,393,649	128,526,424
Total Cash Earnings Per Share	$(0.09)	$0.02

Cash Cost Per Pound of Copper Produced

Management uses this non-IFRS financial measure to monitor operating costs and profitability. The Company is primarily a copper producer and therefore calculates this non-IFRS financial measure individually for its three copper mines, Red Chris (30% share), Mount Polley and Huckleberry, and on a composite basis for these mines.

The cash cost per pound of copper produced is derived from the sum of cash production costs, transportation and offsite costs, treatment and refining costs, royalties, net of by-product and other revenues, divided by the number of pounds of copper produced during the period.

Cash costs of production include direct labour, operating materials and supplies, equipment and mill costs, and applicable overhead. Off-site costs include transportation, warehousing, marketing, related insurance and treatment and refining costs for smelting and refining concentrate.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2022 | # 7

Treatment and refining costs applicable to the concentrate produced during the period are calculated in accordance with the contracts the Company has with its customers.

By-product and other revenues represent (i) revenue calculated based on average metal prices for by-products produced during the period based on contained metal in the concentrate; and (ii) other revenues as recorded during the period.

Cost of sales, as reported on the consolidated statement of comprehensive loss, includes depletion and depreciation, and share based compensation, non-cash items. The resulting cash costs are different than the cost of production because of changes in inventory levels and therefore inventory and related transportation and offsite costs are adjusted from a cost of sales basis to a production basis. The cash costs for copper produced are converted to US$ using the average US$ to CDN$ exchange rate for the period divided by the pounds of copper produced to obtain the cash cost per pound of copper produced in US$.

Variations from period to period in the cash cost per pound of copper produced are the result of many factors including: grade, metal recoveries, amount of stripping charged to operations, mine and mill operating conditions, labour and other cost inputs, transportation and warehousing costs, treatment and refining costs, the amount of by-product and other revenues, the US$ to CDN$ exchange rate and the amount of copper produced.

Idle mine and mine restart costs during the periods when the Huckleberry and Mount Polley mines are not in operation have been excluded from the cash cost per pound of copper produced.

The following tables reconcile cost of sales as shown on the consolidated statement of comprehensive loss to the cash cost per pound of copper produced in US$ for the three months ended March 31, 2022 and 2021.

Calculation of Cash Cost Per Pound of Copper Produced	Three Months Ended March 31
expressed in thousands of dollars and pounds, except cash cost per pound of copper produced	2022	2021
Cost of sales	$31,109	$34,996
Less:
Depletion and depreciation	(8,542)	(9,930)
Cash costs before adjustment to production basis	22,567	25,066
Adjust for inventory change	(1,269)	140
Adjust transportation and offsite costs	(101)	24
Adjust for other costs	(45)	(141)
Treatment, refining and royalty costs	1,447	2,382
By-product and other revenues	(8,485)	(10,594)
Cash cost of copper produced in CDN$	$14,114	$16,877
US$ to CDN$ exchange rate	1.2662	1.2665
Cash cost of copper produced in US$	$11,147	$13,326
Copper produced – pounds	3,993	4,765
Cash cost per lb copper produced in US$	$2.79	$2.80

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2022 | # 8

RESULTS FROM OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2022

COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2021

Overview

Revenues were $33.1million in the March 2022 quarter compared to $33.1 million in the 2021 comparative quarter. Variations in revenue are impacted by the timing and quantity of concentrate shipments, metal prices and exchange rates, and period end revaluations of revenue attributed to concentrate shipments where copper and gold prices will settle at a future date.

Net loss for the March 2022 quarter was $6.9 million ($0.05 per share) compared to net loss of $2.5 million ($0.02 per share) in the 2021 comparative quarter. The increase in net loss of $4.4 million was primarily due to the following factors:

•	Mine operations went from a loss of $1.9 million in March 2021 to an income of $2.0 million in March 2022, decreasing net loss by $3.9million.

•	Mount Polley restart costs went from $nil in March 2021 to $22.4 million in March 2022, increasing net loss by $22.4 million.

•	Gain on disposal of mineral properties went from $nil in March 2021 to $16.2 million in March 2022, decreasing net loss by $16.2 million.

•	Tax recovery went from $6.8 million in March 2021 to $1.5 million in March 2022, increasing in net loss by $5.3 million.

The average US/CDN Dollar exchange rate in the March 2022 quarter was 1.266 compared to an average of 1.267 in the 2021 comparative quarter.

Revenue

expressed in thousands of dollars, except quantity amounts	Three Months Ended March 31
	2022	2021
Sales
Copper – 000’s pounds	4,400	4,721
Gold – ounces	3,958	4,626
Silver – ounces	11,831	9,920
Revenue
Copper	$24,069	$22,989
Gold	8,629	9,384
Silver	302	388
	$33,000	$32,761
Corporate and Other	126	289
Total Revenue	$33,126	$33,050

During the March 2022 quarter, the Company sold 4.4 million pounds copper and 3,958 ounces gold compared to 4.7 million pounds copper and 4,626 ounces gold in the 2021 comparative quarter.

In the March 2022 quarter, the Red Chris mine had 3.0 concentrate shipments (2021-3.7 concentrate shipments). The Company’s revenue was derived primarily from the sale of copper and gold in concentrate from the Red Chris mine. Copper accounted for 72.7% and gold accounted for 26.0% of the Company’s revenue.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2022 | # 9

Cost of Sales

expressed in thousands of dollars	Three Months Ended March 31
	2022	2021
Operating expenses	$22,567	$25,066
Depletion and depreciation	8,542	9,930
	$31,109	$34,996

Cost of sales for the March 2022 quarter was $31.1 million compared to $35.0 million in the 2021 comparative quarter, due to the following major factors:

•	operating expenses for the March 2022 quarter were $22.6 million compared to $25.1 million in the March 2021 quarter; and
•	depletion and depreciation for the March 2022 quarter was $8.5 million compared to $9.9 million in the March 2021 quarter.

Other Finance Loss

expressed in thousands of dollars	Three Months Ended March 31
	2022	2021
Accretion of future site reclamation provisions	$814	$716
Foreign exchange loss	149	50
Fair value adjustment to marketable securities	(2)	2
	961	768
Interest income	(115)	(125)
Other finance loss	$846	$643

Other finance loss totaled $0.8 million in the March 2022 quarter compared to a loss of $0.6 million in the 2021 comparative quarter.

CAPITAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company’s overall strategy remains unchanged from 2021. The capital structure of the Company consists of current and non-current debt and equity comprised of share capital, contributed surplus, currency translation adjustment and retained earnings.

LIQUIDITY & CAPITAL RESOURCES AND FINANCING

Credit Risk

The Company’s credit risk is limited to cash, trade and other receivables, and future site reclamation deposits in the ordinary course of business. The credit risk of cash and future site reclamation deposits is mitigated by placing funds in financial institutions with high credit quality.

The Company sells to a limited number of traders and smelters. These customers are large and well-capitalized, and credit risk is considered to be minimal. The balance of trade receivables owed to the Company in the ordinary course of business is significant and the Company utilizes short term debt facilities with customers to reduce the net credit exposure.

From time to time the Company enters into derivative instruments with a number of counterparties to limit the amount of credit risk associated with any one counterparty. The Company did not enter into any derivative instruments during the quarter ended March 31, 2022.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2022 | # 10

Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that in addition to cash balances there are sufficient committed credit facilities, including the advance payment facilities with its customers, to provide cash necessary to meet projected cash requirements.

At March 31, 2022, the Company had a working capital deficiency of $44.1 million, including a cash balance of $15.2 million which compares to a working capital deficiency of $19.1 million and cash balance of $33.3 million at December 31, 2021.

The Company had a $75.0 million revolving credit facility on December 31, 2021, which was increased to $125.0 million on March 31, 2022. At March 31, 2022, a total of $91.4 million of the revolving credit facility has been utilized, including banker’s acceptances of $56.5 million and $34.9 million for letters of credit pledged for settlement of future site reclamation provisions and other obligations. In addition, the Company has $4.1 million in surety bonds.

Cash balances on hand, the projected cash flow from the Company’s 30% share of Red Chris mine, the projected cash flow from the restart of the Mount Polley mine and the available credit facility are expected to be sufficient to fund the Company’s ongoing operating obligations as they come due. The Company will be required to raise additional funds for capital projects through such methods as additional equity, additional debt and the monetization of assets such as the sale of Giant Copper.

The Company holds mineral properties and marketable securities. While these may be convertible to cash, they are not considered when assessing the Company’s liquidity as they are part of the risk management program of the Company, long-term strategic holdings, or are only convertible to cash over a longer time horizon if realizable values exceed management’s assessment of fair value, respectively. Therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity.

Liquidity risk is also impacted by credit risk should a counterparty default on its payments to the Company, although the Company considers this risk low as described in the Credit Risk section above.

The following is an aging of the Company’s obligations as of March 31, 2022:

expressed in thousands of dollars	Within 1 Year	2 Years	3 Years	4 Years	5 years	Total
Trade and other payables	$46,041	$-	$-	$-	$-	$46,041
Short term debt	56,500	-	-	-	-	$56,500
Current portion of leases	2,585	-	-	-	-	$2,585
Non-current leases	-	1,302	882	29	-	$2,213
Total	$105,126	$1,302	$882	$29	$-	$107,339

Currency Risk

Financial instruments that impact the Company’s net income (loss) and comprehensive income (loss) due to currency fluctuations include US dollar denominated cash, trade, and other accounts receivable, reclamation deposits, trade and other payables and debt. If the US dollar had been 10% higher/lower and all other variables were held constant, net income (loss) and comprehensive income (loss) for the quarter ended March 31, 2022 would have been higher/lower by $1.1 million.

Cash Earnings

Cash earnings was negative $13.3 million in the March 2022 quarter compared to positive $2.5 million in the 2021 comparative quarter. Refer to Cash Earnings and Cash Earnings Per Share under Non-IFRS Financial Measures for further details.

Working Capital

At March 31, 2022, the Company had cash of $15.2 million and a working capital deficiency of $44.1 million, which included $59.1 million of current debt, compared to cash of $33.3 million and a working capital deficiency of $19.1 million at December 31, 2021, which included $32.4 million of current debt.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2022 | # 11

Acquisition and Development of Mineral Properties

Acquisition and development of mineral properties totaled $31.7 million in the March 2022 quarter compared to $16.8 million in the March 2021 quarter.

expressed in thousands of dollars	Three Months Ended March 31
	2022	2021
Capital and Development Expenditures
Red Chris	$20,661	$10,668
Mount Polley	2,255	-
Huckleberry	167	-
	23,083	10,668
Exploration Expenditures
Red Chris	8,426	5,759
Mount Polley	7	268
Huckleberry	58	28
Other	147	85
	8,638	6,140
	$31,721	$16,808

CONTINGENT LIABILITIES

The Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business.

During the third quarter of 2014, a securities class action under section 138 of the Ontario Securities Act was filed against the Company and certain of its directors, officers and others. On September 23, 2020, the Ontario Superior Court denied leave to proceed with this claim. The Plaintiff’s appeal of this decision was partially successful with the action being returned to the Ontario Superior Court for reconsideration of the leave application.

The Company is of the view that the allegations contained in the claim are without merit and are unlikely to succeed.

The Company prevailed at the arbitration of a claim filed by a contractor for additional compensation owed for work previously carried out. The arbitrator ruled that no further amounts are owed and that the contractor had overbilled the Company in an amount exceeding $2.0 million. The contractor has appealed the ruling.

The Company was partially successful in its action against its insurance underwriters to recover business interruption losses incurred at the Mount Polley mine. The insurance company has filed an appeal.

DERIVATIVE INSTRUMENTS

In the past, the Company has utilized a variety of derivative instruments including the purchase of puts, forward sales, currency swaps and the use of min/max zero cost collars. The Company’s income or loss from derivative instruments may be very volatile from period to period as a result of changes in the copper and gold prices and US/CDN exchange rates compared to the copper and gold prices and US/CDN exchange rate at the time when these contracts were entered into; or the latest balance sheet date and the type and length of time to maturity of the contracts.

The Company had no derivative instruments for copper, gold, or foreign exchange at March 31, 2022 or at the date of this document, other than those embedded in revenue contracts for provisional pricing.

DEBT AND OTHER OBLIGATIONS

At March 31, 2022, the Company’s debt was comprised of $56.5 million drawdown of banker’s acceptances, and equipment loans and leases denominated in both US$/CDN$ with a balance of $4.8 million. Detailed disclosure on the Company’s debt including amounts owed, interest rates and security can be found in Note 7 and 8 of the Interim Financial Statements.

Interest Rate Risk

The Company is exposed to interest rate risk on its credit facilities. The Company monitors its exposure to interest rates and is comfortable with its current exposure. The Company has not entered into any derivative contracts to manage this risk. If interest rates had been 100 basis points higher/lower on the Company’s floating rate debt and all other variables were held constant, the amount of interest expense in the three months ended March 31, 2022 would have increased/decreased by $nil.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2022 | # 12

Off-Balance Sheet Arrangements

At March 31, 2022, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

Other Price Risks

The Company is exposed to equity price risk arising from marketable securities. Marketable securities are classified as held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities.

SELECT QUARTERLY FINANCIAL INFORMATION

Unaudited - expressed in thousands of dollars,
except per share amounts, prices, and exchange rates	Three Months Ended
	March 31 2022	December 31 2021	September 30 2021	June 30 2021
Total revenues	$33,126	$29,262	$37,064	$34,215
Net loss	$(6,925)	$(14,681)	$(3,772)	$(5,075)
Basic loss per share	$(0.05)	$(0.10)	$(0.03)	$(0.04)
Diluted loss per share	$(0.05)	$(0.10)	$(0.03)	$(0.04)
Adjusted net loss (1)	$(18,754)	$(12,016)	$(3,489)	$(5,111)
Adjusted net loss per share (1)	$(0.13)	$(0.08)	$(0.02)	$(0.04)
Adjusted EBITDA (1)	$(13,380)	$(7,497)	$8,136	$8,283
Cash earnings (1)	$(13,331)	$(7,374)	$7,780	$8,102
Cash earnings per share (1)	$(0.09)	$(0.05)	$0.06	$0.06
Average LME copper price/lb in US$	$4.53	$4.40	$4.25	$4.40
Average LBMA gold price/troy oz in US$	$1,874	$1,795	$1,789	$1,816
Average US$/CDN$ exchange rate	$1.266	$1.260	$1.260	$1.228
Period end US$/CDN$ exchange rate	$1.250	$1.268	$1.274	$1.240

	March 31 2021	December 31 2020	September 30 2020	June 30 2020(2)
Total revenues	$33,050	$36,915	$38,161	$45,056
Net income (loss)	$(2,542)	$(4,916)	$7,063	$(182)
Basic income (loss) per share	$(0.02)	$(0.04)	$0.05	$(0.00)
Diluted income (loss) per share	$(0.02)	$(0.04)	$0.05	$(0.00)
Adjusted net income (loss) (1)	$(2,565)	$(5,553)	$7,015	$(310)
Adjusted net income (loss) per share (1)	$(0.02)	$(0.04)	$0.05	$(0.00)
Adjusted EBITDA (1)	$2,631	$33	$17,242	$16,224
Cash earnings (1)	$2,662	$712	$17,655	$16,417
Cash earnings per share (1)	$0.02	$0.01	$0.14	$0.13
Average LME copper price/lb in US$	$3.85	$3.25	$2.96	$2.42
Average LBMA gold price/troy oz in US$	$1,798	$1,873	$1,911	$1,711
Average US$/CDN$ exchange rate	$1.267	$1.303	$1.332	$1.386
Period end US$/CDN$ exchange rate	$1.258	$1.273	$1.334	$1.363

(1)	Refer to tables under heading Non-IFRS Financial Measures for details of the calculation of these amounts.
(2)	Quarterly period June 2020 has been restated to incorporate the finalization of fair values relating to the sale of Red Chris in August 2019.

The financial information for each of the most recently completed eight quarters has been prepared in accordance with IFRS other than in respect of the non-IFRS financial measures described in more detail under Non-IFRS Financial Measures.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2022 | # 13

Variations in the quarterly results are impacted by two primary factors:

(a)	Fluctuations in revenue are due to the timing of shipping schedules and quantities of copper and gold sold on each ship, production volumes at the mines, changes in the price of copper, gold and the US/CDN exchange rate.

(b)	Fluctuations in net income (loss) are due to the revenue changes described above and realized and unrealized gains/losses on derivative instruments based on movements in the reference item hedged, changes in foreign exchange rates on US$ denominated debt, changes in production cost inputs and changes in tax rates.

In addition to the variations in quarterly results caused by the primary factors discussed above the following periods had non-recurring transactions that further impacted net income (loss):

(a)	The primary reasons for the increase in net income in the June 2020 quarter compared to March 2020 quarter were due to increased production at Red Chris mine and higher metal prices which led to increased revenue.

(b)	The primary reason for the increase in net income in the September 2020 quarter compared to June 2020 quarter was due to an increase in tax recovery compared to the prior quarter.

(c)	The primary reason for the decrease in net income in the December 2020 quarter compared to September 2020 quarter was due to higher operating expenses at Red Chris mine.

(d)	The primary reason for the decrease in net loss in the March 2021 quarter compared to December 2020 quarter was due to an increase in tax recovery compared to the prior quarter which was triggered by an increase in discount rate for future site reclamation provision. Compared to March 2020 quarter, net loss decreased due to an increase in tax recovery in the current year quarter compared to a tax expense in the prior year quarter.

(e)	The primary reason for the increase in net loss in the June 2021 quarter compared to March 2021 quarter was due to a decrease in tax recovery compared to the prior quarter. Compared to June 2020 quarter, net loss increased primarily due to lower metal grades at Red Chris mine which led to decreased revenue in the current year quarter.

(f)	The primary reason for the decrease in the net loss in the September 2021 quarter compared to June 2021 quarter was due to increased sale of copper and gold in the September 2021 quarter which led to increased revenue. However, compared to September 2020 quarter, net loss increased primarily due to higher operating expenses at Red Chris mine.

(g)	The primary reason for the increase in net loss in the December 2021 quarter compared to September 2021 quarter was due to increase in restart costs for Mount Polley in the December 2021 quarter. Compared to December 2020 quarter, net loss increased primarily due to reduced sale of copper and gold.

(h)	The primary reason for the decrease in net loss in March 2022 quarter compared to December 2021 quarter was due to the gain realized on the disposal of the Giant Copper Property. Compared to March 2021 quarter, net loss increased primarily due to lower tax recovery in the current year quarter.

RELATED PARTY TRANSACTIONS

Corporate

Related party transactions with a joint venture, a significant shareholder, companies controlled by a significant shareholder, companies in which directors are owners, and with the Company’s directors and officers are as follows:

Statements of Financial Position
expressed in thousands of dollars	March 31 2022	December 31 2021
Equipment rental trade receivables from Red Chris Joint Venture	$51	$54

Statements of Loss and Comprehensive Loss
expressed in thousands of dollars	Three Months Ended March 31
	2022	2021
Equipment rental and revenue from Red Chris Joint Venture	$126	$288
Credit facility arrangement guarantee and standby fee	$416	$-
Interest expense	$-	$48

The Company incurred the above transactions and balances in the normal course of operations.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2022 | # 14

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. At the end of the period covered by this MD&A, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this MD&A, the disclosure controls were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures. The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of the assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s Interim Financial Statements.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting at March 31, 2022. In making this assessment, management used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of March 31, 2022, the Company’s internal control over financial reporting were effective.

Following the sale of a 70% interest in the Red Chris mine to Newcrest on August 15, 2019, the Company’s management has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of the Red Chris mine, in which the Company now holds a 30% beneficial interest and is proportionately consolidated in the Company’s Interim Financial Statements. As the minority partner in the Red Chris Joint Venture, the Company’s management does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. The Red Chris Joint Venture constitutes 60.5% of the Company’s net assets, 62.0% of total assets, 99.6% of revenues of the Interim Financial Statement amounts as of and for the period ended March 31, 2022. The Red Chris Joint Venture is not a taxable entity as each joint venture participant calculates its own income taxes on their share of income from the joint venture. The Company’s share of the Red Chris Joint Venture’s pre-tax loss totalled $1.1 million for the period ended March 31, 2022.

Limitations

The Company’s management believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well designed and operated, can only provide reasonable and not absolute assurance that the objectives of the control system are met. Therefore, even those systems determined effective cannot provide absolute assurance that all control issues and instances of fraud within the Company, if any, have been prevented or detected.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2022 | # 15

RISK FACTORS

The Company’s business involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this MD&A and the Interim Financial Statements of the Company. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition, results of operations and cash flow would suffer.

FORWARD-LOOKING STATEMENTS & RISKS NOTICE

This MD&A is a review of the Company’s operations and financial position, as at and for the year ended December 31, 2021, and plans for the future based on facts and circumstances as of May 6, 2022.

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking information which is prospective in nature and reflect the current views and/or expectations of Imperial. Often, but not always, forward-looking information can be identified by the use of statements such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such information in this MD&A includes, without limitation, statements regarding: future impacts of the COVID-19 pandemic; the ability to continue operations in lieu of the COVID-19 pandemic; changes to the Company’s business and operations in order to minimize the risks to employees, communities and other stakeholders; the effectiveness of preventative actions put in place by the Company and Newcrest, including measures taken in accordance with Provincial Health Officer orders, to respond to the COVID-19 pandemic as well as to implement a prevention plan for all communicable diseases; potential impact of violations to acts and regulations with respect to the preventative measures; expectations regarding the care, maintenance and rehabilitation activities at the Mount Polley mine and Huckleberry mine; expectations regarding updates to the mine restart plans and timelines for the Mount Polley mine and Huckleberry mine; expectations regarding the potential cost and length of life mine of Red Chris; expectations and timing regarding current and future exploration and drilling programs; expectations and timing regarding the Red Chris Block Cave PFS; expectations regarding metal recoveries; capital expenditures; adequacy of funds for projects and liabilities; our belief in the merit of and expectations regarding the allegations of a securities class action claim; outcome and impact of litigation; cash flow; working capital requirements; the requirement for additional funding for capital projects; the ability for the Company to continue as a going concern, including sufficient funding of the Company’s obligations as they come due; results of operations, production, revenue, margins and earnings; future prices of copper and gold; future foreign currency exchange rates, including its impact on derivative instruments; volatility of the Company’s income or loss from derivative instruments; liquidation of marketable securities; and the use of non-IFRS financial measures including adjusted net income (loss), adjusted EBITDA, cash earnings and cash cost per pound of copper.

Forward-looking information is not based on historical facts, but rather on then current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates, including, but not limited to, assumptions that: the scope and duration of the COVID-19 pandemic and its impact on our business will not be significant and the Company’s operations will be able to return to normal after the COVID-19 pandemic has subsided; the Company will have access to capital as required and will be able to fulfill its funding obligations as the Red Chris minority joint venture partner; there are risks related to holding non-majority investment interests in the Red Chris mine Joint Venture; the Company will be able to advance and complete remaining planned rehabilitation activities within expected timeframes; there will be no significant delay or other material impact on the expected timeframes or costs for completion of rehabilitation of the Mount Polley mine and Huckleberry mine; the Company’s rehabilitation activities at Mount Polley and Huckleberry will be successful in the long term; all required permits, approvals and arrangements to proceed with planned rehabilitation at Mount Polley and Huckleberry will be obtained in a timely manner; the Company’s belief that the appeals with respect to decisions in favour of the Company are without merit; there will be no material operational delays at the Red Chris mine; equipment will operate as expected; there will not be significant power outages; there will be no material adverse change in the market price of commodities and exchange rates; and the Red Chris mine will achieve expected production outcomes (including with respect to mined grades and mill recoveries and access to water as needed). Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. We can give no assurance that the forward-looking information will prove to be accurate.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2022 | # 16

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause Imperial’s actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements constituting forward-looking information.

Important risks that could cause Imperial’s actual results, revenues, performance or achievements to differ materially from Imperial’s expectations include, among other things: the risk that the Company’s beneficial interest of the Red Chris mine may be diluted over time should it not have access to capital as required and will not be able to meet its funding obligations as the Red Chris minority joint venture partner; additional financing that may be required may not be available to Imperial on terms acceptable to Imperial or at all; uncertainty regarding the outcome of sample testing and analysis being conducted on the area affected by the Mount Polley Breach; risks relating to the timely receipt of necessary approvals and consents to proceed with the rehabilitation plan at Mount Polley and Huckleberry; risks relating to the remaining costs and liabilities and any unforeseen longer-term environmental consequences arising from the Mount Polley Breach; uncertainty as to actual timing of completion of rehabilitation activities at Mount Polley and Huckleberry; risks relating to the impact of the Mount Polley Breach on Imperial’s reputation; risks relating to mining operations and mine restart timelines; uncertainty regarding general economic conditions; uncertainty regarding the short-term and long-term impact of the COVID-19 pandemic on the Company’s operations and investments and on the global economy and metals prices generally; risks relating to the potential ineffectiveness of the measures taken in response to the COVID-19 pandemic; risks associated with competition within the mining industry; the Company’s dependency on third party smelters; risks relating to trade barriers; the quantum of claims, fines and penalties that may become payable by Imperial and the risk that current sources of funds are insufficient to fund liabilities; risks that Imperial will be unsuccessful in defending against any legal claims or potential litigation; risks of protesting activity and other civil disobedience restricting access to the Company’s properties; failure of plant, equipment or processes to operate in accordance with specifications or expectations; cost escalation, unavailability of materials and equipment, labour unrest, power outages, and natural phenomena such as weather conditions and water shortages negatively impacting the operation of the Red Chris mine; changes in commodity and power prices; changes in market demand for our concentrate; risks that the COVID-19 pandemic may adversely affect copper and gold prices, impact our ability to transport or market our concentrate, cause disruptions in our supply chains and create volatility in commodity prices and demand; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); uncertainty relating to mineral resource and mineral reserve estimates; uncertainty relating to production estimates; risks associated with mineral exploration and project development; fluctuations in exchange rates and interest rates; risks associated with permitting and government regulations; environmental and health and safety matters; risks relating to joint venture projects; risks relating to foreign operations; dependence on key management personnel; taxation risk; conflicts of interest; cyber threats; risks relating to the use of derivative contracts and other hazards and risks disclosed within this MD&A for the three months ended March 31, 2022 and other public filings which are available on Imperial’s profile at sedar.com. For the reasons set forth above, investors should not place undue reliance on forward-looking information. Imperial does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2022 | # 17